May 14, 2015

ROBERT A. FREEDMAN	EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:                 Jay Ingram, Legal Branch Chief

Sherry Haywood, Staff Attorney

Ernest Greene, Staff Accountant

Lisa Etheredge, Staff Accountant

Re:                             BioPharmX Corporation
Registration Statement on Form S-1
Filed April 9, 2015
File No. 333-203317

Ladies and Gentlemen:

On behalf of BioPharmX Corporation (“Company”), we are transmitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (“Staff”) contained in the Staff’s letter dated May 6, 2015, with respect to the registration statement on Form S-1 (File No. 333-203317) (“Registration Statement”) that was initially filed with the Commission on April 9, 2015.  The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comment is presented in bold italics.  For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and hard copies of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that are marked to show changes from the Registration Statement as originally filed.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised Amendment No. 1 to update certain other disclosures.

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General

1.              Please note the updating requirements of Rule 8-08 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has changed its fiscal year from December 31 to January 31, beginning January 31, 2015, and in connection with such fiscal year change, filed with the Commission an Annual Report on Form 10-K/T on April 20, 2015.  In addition, the Company has updated the Registration Statement to include the audited financial statements for the one-month period ended January 31, 2015.  If the Registration Statement should not be declared effective prior to June 15, 2015 (135 days after January 31, 2015), the Company will update the Registration Statement to include interim financial statements for the three months ended April 30, 2015.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2015

2.              Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company respectfully advises the Staff that the graphics included in the Registration Statement are the only graphics that will be used in the prospectus.

Prospectus Cover Page

3.              Please include a price range or the method you will use to price the common stock and clarify that the share prices on the OTCQB may not be indicative of the market price of your common stock on a national securities exchange. Refer to Item 501(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the prospectus cover page and revised the disclosures on page 136, which now appear on page 139 of Amendment No. 1, to discuss how the offering price will be determined.

Outside back cover page of the prospectus

4.              Please provide the dealer prospectus delivery obligation legend required by Item 502(b) of Regulation S-K on the outside back cover page of your prospectus.

The Company respectfully advises the Staff that immediately prior to the time of filing the Registration Statement, the Company was an issuer subject to Section 13 and 15(d) of the Securities Exchange Act of 1934, as amended, and therefore is not required to include the dealer prospectus delivery obligation legend pursuant to Item 502(b) of Regulation S-K and Rule 174(b) of the Securities Act of 1933, as amended.

Risk Factors, page 11

We have identified material weaknesses in our internal control . . ., page 45

5.              We note that you have identified certain material weaknesses in your internal control over financial reporting. Please explain in detail what these material weaknesses relate to and the reasons for each error or misapplication of accounting. Please revise this text so that it gives investors a concise, concrete description of the condition that poses a risk. In addition, tell us the dollar amounts relating to the post-closing adjustments that were made to the company´s books and records and its financial statements as a result of the material weaknesses.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2015

In response to the Staff’s comment, the Company has revised its disclosures on page 45, which now appear on page 46 of Amendment No. 1.

Management’s Discussion and Analysis of Fiscal Condition and Results of Operation, 60

General

6.              You incurred $2.5 million and $671,000 on research and development activities in fiscal 2014 and 2013. Please disclose the following information for each of your major research and development projects:

•            The nature, objective, and current status of the project and the extent that its success relies on parties other than you;

•            The costs incurred during each period presented and to date on the project;

•            The nature, timing and estimated costs of the efforts necessary to complete the project;

•            The anticipated completion dates (if known or reasonably certain);

•            The risks and uncertainties associated with completing the development projects on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and

•            The period in which material net cash inflows from significant projects are expected to commence.

In response to the Staff’s comment, the Company has revised its disclosures on pages 60, 61, and 64, which now appear on pages 62, 63, 64 and 67 of Amendment No. 1.  The Company respectfully advises the Staff that at this time, the Company is unable to reasonably estimate the nature, timing and estimated costs of the efforts necessary to complete its two projects: molecular iodine and BPX01.  During the clinical trial process with the U.S. Food and Drug Administration and other regulatory authorities, unforeseen issues may arise, which could result in time delays and unexpected expenditures.  The Company believes that any amounts provided at this time would be misleading to investors.  In addition, the Company has only just begun to recognize its first revenue for the sale of VI2OLET and cannot at this time predict when its net cash inflows will be material.

Capital Resources and Liquidity, page 63

7.              You disclosed that your accountants have indicated that there is substantial doubt about your ability to continue as a going concern over the next twelve months from December 31, 2014. Please refer to SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty About an Entity’s Continued Existence and revise to provide additional detail including but not limited to the following:

•            Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties;

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2015

•                  How you will support your business if you cannot obtain funding;

•                  Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way; and

•                  A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations for twelve months after the date of your financial statements.

In response to the Staff’s comment, the Company has revised its disclosures on page 65, which now appear on page 68 of Amendment No. 1.

Description of Capital Stock, page 123

Registration Rights, page 124

8.              Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering your common stock. Refer to FASB ASC 825-20-50-1.

The Company respectfully advises the Staff that there are no potential cash penalties under the registration rights agreement or any additional penalties that could result from delays in registering its common stock.

Financial Statements

Intangible Assets, page F-9

9.              You disclose that intangible assets related to in-process research and development projects are considered to be indefinite-lived until the completion of the associated research and development efforts. It is unclear from your disclosure when you acquired these intangible assets. Please revise your disclosure to clearly explain how you acquired these intangible assets. You also indicate that as of December 31, 2014, there have been no sales of VI2OLET and as such, the amortization period associated with the intangible asset has not commenced. Considering your disclosure on page 3, which indicates that you launched VI2OLET iodine in December 2014 in on-line stores, please tell us how you determined that the amortization period associated with the intangible assets should not have commenced. Please cite the accounting literature used to support your conclusions.

In response to the Staff’s comment, the Company has revised its disclosures on page F-9.  The Company further advises the Staff that although VI2OLET was launched through online stores in December 2014, the Company recognizes revenue on a sell through basis, as the Company does not have the historical information to estimate product returns.  As such, no revenue was recognized through December 31, 2014.  The Company determined that in accordance with FASB Codification Topic 350, Intangibles-Goodwill Other the amortization of the technology acquired from Iogen LLC in March 2013 commenced during the one-month period ended January 31, 2015 when its initial sales of VI2OLET met the criteria for revenue recognition and such amortization of the intangible assets is being taken on a straight-line basis over the estimated useful life of the underlying patents, which the Company determined to be five years.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2015

11. Commitments and Contingencies, page F-17

License Agreement, page F-17

10.       In March 2013, you executed an amended and restated collaboration and licensing agreement with Iogen, LLC. You disclosed that you capitalized as Intangible Assets, in your ended December 2013, the amount of $150,000 related to the agreement. No royalties have been paid as of December 31, 2014. Please disclose the balance of this intangible asset as of December 31, 2014. Please also confirm, if true, that this agreement is also the intangible asset related to in-process research and development projects mentioned in a comment above. Otherwise, please disclose how you are accounting for this intangible asset. Please cite the accounting literature used to support your conclusion.

The Company confirms to the Staff that the amended and restated collaboration and licensing agreement with Iogen, LLC is the same intangible asset related to in-process research and development projects mentioned in the Comment 9 above.  In response to the Staff’s comment, the Company has revised its disclosures on page F-18, which now appear on page F-19 of Amendment No. 1.

12. Convertible Redeemable Preferred Stock and Stockholders’ Equity, page F-18

11.       Please revise to describe the significant redemption provisions of your convertible redeemable preferred stock.

The Company respectfully advises the Staff that the Company previously described the redemption provisions in its original Registration Statement on page F-20, which now appear on page F-21 of Amendment No. 1.  The Company has revised this disclosure to clarify the triggering date of the redemption right and respectfully advises the Staff that this disclosure as revised includes all the significant redemption provisions of the Company’s convertible redeemable preferred stock.

16. Subsequent Events, page F-24

12.       In March and April 2015, you amended certain warrants to reduce the exercise price of such warrants from $3.70 to $2.50 per share with a corresponding increase in the number of common stock exercisable under the warrants so that the aggregate exercise value of such warrants remained the same. Please tell us how you accounted for this modification of warrants. Please cite the accounting literature used to support your conclusion.

The Company respectfully advises the Staff that for the three months ended April 30, 2015, the Company plans to record an incremental fair value expense resulting from the modification of warrants using the Black-Scholes pricing module.  The fair value computation will use assumptions as of the date of the modification. We classified the warrants as equity upon grant using the guidance of FASB

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2015

Accounting Standards Codification Topic 480, Distinguishing Liabilities From Equity. The Company amended certain warrants to reduce the exercise price with a corresponding increase in the number of common stock exercisable under such warrants.  Other provisions of the warrants remained unchanged.  As disclosed in Note 16, which now appears as Note 17 of Amendment No. 1, 564,662 shares of common stock were issued as of April 1, 2015 and no further exercises were made or are expected to be made.  Any unexercised portion of the warrants reverted back to their original terms, including exercise price and number of common stock exercisable under such warrants.   The Company is currently working through the accounting for these transactions and will record the impact in its financial statements for the quarter ended April 30, 2015.

Item 16. Exhibits and Financial Statement Schedules, page II-3

13.       Please file your supply agreement with UPM Pharmaceuticals with your next amendment. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has filed its supply agreement with UPM Pharmaceuticals as Exhibit 10.17, and concurrently with the filing of Amendment No. 1, the Company has submitted a confidential treatment request for certain portions of this agreement.

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U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7292 or, in my absence, Niki Fang at (650) 335-7252.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman

cc:                                Via E-mail

James Pekarsky

Niki Fang, Esq.